September 27, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Jaime John, Staff Accountant
Gabriel Eckstein, Staff Attorney
Evan S. Jacobson, Attorney Advisor

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 8, 2013
Form 10-Q for the Fiscal Quarter Ended April 30, 2013
Filed May 24, 2013
File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Graham Smith, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated August 29, 2013 (the “Comment Letter”) related to the above referenced filings and our subsequent conversation with the Staff on September 23, 2013. For your convenience, we have repeated the comments contained in the Comment Letter before our response.

Form 10-K for Fiscal Year Ended January 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.	We note your response to prior comment 1. In future filings, please quantify the “majority” of your total revenue derived from subscriptions to your Sales Cloud.

As discussed orally with the Staff and referred to in our prior written responses to the Staff’s comments, we respectfully note that we currently do not have financial systems and controls in place to be able to accurately quantify the percentage of our total revenue derived from subscriptions to the Sales Cloud or any other core service offering in any particular fiscal period.

As we discussed with the Staff, we currently intend to implement financial reporting systems that will enable us to quantify our cloud-specific revenue before the end of fiscal 2015 (which ends January 31, 2015). Once such information is available, we will provide appropriate disclosures of cloud-specific revenue and related trends on a going forward basis.

In addition, as mentioned in our June 18, 2013 response letter, we intend to include in our next Form 10-Q additional disclosure in the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations that the majority of our subscription and support revenues are derived from subscriptions to our Sales Cloud.

Fiscal Years Ended January 31, 2013 and 2012

Revenues, page 43

2.	Your response to prior comment 2 states that you do not track or monitor the separate impact of new customers, or upgrades and additional subscriptions from existing customers, on total revenues for a period. Please explain to us how you determined that your:

•	38.1% increase in subscription and support revenues from fiscal 2012 to fiscal 2013 was due to new customers, upgrades and additional subscriptions from existing customers, and improved renewal rates; and

•	28.5% increase in subscription and support revenues from the first quarter of fiscal 2013 to the first quarter of fiscal 2014 was due to new customers, upgrades and additional subscriptions from existing customers, and improved renewal rates.

In addition, given that your revenue recognition policy appears to have remained constant from fiscal 2012 to fiscal 2013, it is unclear why your revenue recognition policy impacts your ability to provide a more detailed explanation of the material increases in recognized total revenues from fiscal 2012 to fiscal 2013, and from the first quarter of fiscal 2013 to the first quarter of fiscal 2014. Please advise. Finally, tell us whether you have considered including a metric, such as bookings, to give additional insight into sales trends.

As we discussed with the Staff, and in response to the Staff’s comment, we supplementally advise the Staff as follows. The percentage increases in subscription and support revenues referred to above reflect the overall increase as a result of the enumerated factors — growth in new customers, upgrades and additional subscriptions from existing customers, and improved renewal rates in the aggregate. There were no other factors that led to any measurable increases in subscription and support revenue and, as previously noted, we do not separately quantify or monitor the separate impact of these enumerated factors. We agree with the Staff that our revenue recognition policy has remained unchanged through the enumerated periods and does not impact our ability to identify the drivers of our revenue growth. We note that we do endeavor to provide insight into sales trends as part of our discussion of deferred revenue and unbilled deferred revenue in our “Sources of Revenues” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K and Forms 10-Q. While we have in the past considered a bookings metric, bookings would not accurately reflect the full value of new subscription revenue that deferred revenue and unbilled deferred revenue, when viewed together, do. This is because deferred revenue and unbilled deferred revenue present a complete view of the remaining value of all subscription revenue arrangements under contract.

We further supplementally advise the Staff, in response to the Staff’s comment to give additional insight into sales trends, that we will in future filings include disclosure to emphasize the volume and pricing trends that impact our revenue for a given reporting period. For example, using the results for the three months ended July 31, 2013 as an illustration, we expect to provide disclosure similar to the following in our period-on-period discussion of MD&A:

“The increase in subscription and support revenues was due almost entirely to new customers, upgrades and additional subscriptions from existing customers and improved renewal rates as compared to a year ago. These volume-driven increases at existing and new customers have led to this growth. We have continued to invest in a variety of customer programs and initiatives, which, along with longer contract durations and increasing enterprise adoption, have helped improve our renewal rates. The net price per user per month for our three primary offerings, Professional Edition, Enterprise Edition and Unlimited Edition, varies from period to period, but has remained within a consistent range over the past eight quarters. The net price per user per month has not been a significant driver of revenue growth for the periods presented.”

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If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 778-3040, my facsimile number is (415) 513-4172 and my email address is burke.norton@salesforce.com.

Very truly yours,

salesforce.com, inc.

/s/ Burke F. Norton
Burke F. Norton
Executive Vice President and Chief Legal Officer

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.
Graham Smith, Executive Vice President and Chief Financial Officer, salesforce.com, inc.
Sam Fleischmann, Senior Vice President and General Counsel, Corporate
Lawrence Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati
Craig R. Smith, Ernst & Young LLP

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